United States securities and exchange commission logo





                              May 16, 2022

       Jorge Santos da Silva
       Founder & Chief Executive Officer
       MoonLake Immunotherapeutics
       Dorfstrasse 29
       6300 Zug
       Switzerland

                                                        Re: MoonLake
Immunotherapeutics
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 2, 2022
                                                            File No. 333-262643

       Dear Dr. Santos da Silva:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Cover Page

   1. For the Class A Ordinary Shares being registered for resale, please revise the cover page to disclose the price
that the selling shareholders paid for such shares.
   2. We note the significant number of redemptions of your Class A ordinary shares in connection with your
business combination and that the shares being registered for resale will constitute a
considerable percentage of your public float. To the extent that many of the shares being
registered for resale were purchased by the selling shareholders for prices considerably below the
current market price of the ordinary shares please highlight here the significant
negative impact sales of shares on this registration statement could have on
 Jorge Santos da Silva
FirstName
MoonLake LastNameJorge  Santos da Silva
           Immunotherapeutics
Comapany
May        NameMoonLake Immunotherapeutics
     16, 2022
May 16,
Page 2 2022 Page 2
FirstName LastName
         the public trading price of the ordinary shares.
Introductory Note Regarding the Business Combination, page iv

3. Please revise your disclosure here to also discuss the significant redemption of your Class
         A ordinary shares that occurred in connection with the business combination, including stating clearly the number of ordinary shares that were redeemed by public shareholders and the percentage of public shareholders who exercised their right to redeem shares.
Risk Factors
Risks Related to our Class A Ordinary Shares
Future resales of Class A Ordinary Shares may cause the market price of the Class A Ordinary
Shares to decline significantly, page 35

4.       You state here that    [f]uture    resales of Class A Ordinary Shares
may cause the market
         price of the Class A Ordinary Shares to decline significantly." This statement should be updated given that this prospectus is facilitating those sales. Furthermore, we note that this risk factor highlights the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A ordinary shares. To illustrate this risk, please also disclose here the purchase price of the shares being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also, to the extent applicable, disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because they purchased their shares at a lower price than public investors. Management's Discussion and Analysis of Financial Condition and Results of Operation, page
92

5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s Class A ordinary shares.
Your discussion
         should highlight the fact that BVF Partners L.P., a beneficial owner of 58.91% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. Liquidity and Capital Resources, page 98

6. We note your disclosure here that as a result of the level of redemptions at the time of consummation of the Business Combination, you now expect to have sufficient capital to fund your operations until at least the next two years rather than through at least the next three and a half years. In light of the significant number of redemptions, expand your discussion of capital resources to address any changes in the company s liquidity position since the business combination. If the company is likely to have to seek additional capital,
         discuss the effect of this offering on the company   s ability to
raise additional capital.
 Jorge Santos da Silva
MoonLake Immunotherapeutics
May 16, 2022
Page 3
General

7. Please revise your prospectus to disclose the price that each selling shareholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices at which the Sponsor, PIPE investors or other selling shareholders acquired their shares, and the price at which the public shareholders acquired
      their shares. Disclose that while the Sponsor, PIPE investors or other selling shareholders may experience a positive rate of return based on the current trading price, the public shareholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling shareholders will earn based on the current trading price, if any. Lastly, please include appropriate risk factor disclosure on these points.
       You may contact Jessica Ansart at 202-551-4511 or Laura Crotty at 202-551-7614 with any questions.



                                                           Sincerely,
FirstName LastNameJorge Santos da Silva
                                                           Division of
Corporation Finance
Comapany NameMoonLake Immunotherapeutics
                                                           Office of Life
Sciences
May 16, 2022 Page 3
cc:       Branden Berns
FirstName LastName